May 13, 2011

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415

Re: BlueCrest Capital Finance Corp. (File Nos. 333-173289 and
     814-00880)

Dear Mr. Boehm:

We have reviewed the registration statement on Form N-2 of BlueCrest Capital Finance Corp. ("Fund"),
which was filed on April 4, 2011, to register its common shares under the Securities Act of 1933 ("1933
Act"). The registration statement states that the Fund intends to file an election to be treated as a
business development company under the Investment Company Act of 1940 ("1940 Act"). We have
used captions from the registration statement above our comments to indicate the sections of the
registration statement to which the comments relate. However, you should consider a comment made
with respect to one section applicable to similar disclosure elsewhere in the registration statement. We
have the following comments.

Prospectus

Front Cover

1. We note that substantial portions of the registration are incomplete and necessary information is
missing. Please file a pre-effective amendment with the missing information. When the missing
information is provided, we intend to take sufficient time for a fulsome review.

2. Please revise the statement required by Item 1.1.j. of Form N-2 to state that investing in the Fund
should be considered "highly speculative" and "involves an extremely high degree of risk."

3. Please disclose the following information on the front cover: (1) the securities in which the Fund
invests will generally not be rated by any rating agency; (2) if they were rated, they would be below
investment grade or "junk;" (3) indebtedness of below investment grade quality is regarded as having

predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

4. Please make prominent (e.g., add to the bolded paragraph) the statement that this is the Fund's initial public offering and "prior to this offering there has been no public market for our common stock." See Item 1.1.i. of Form N-2.

5. The bolded paragraph and the disclosure on page 44 indicate that the investors purchasing Fund shares in the public offering will be subject to significant dilution. As a result, the investors who receive fund shares in exchange for their Legacy Finance Fund shares will benefit from accretion in net asset value per share ("NAV") as a result of the public offering. Please explain to us why this is not an impermissible benefit.

6. Please present the Fund's pricing table in conformity with the table shown in Instruction 5 to Item 1.1.g. of Form N-2. Please eliminate the parenthetical "underwriting discounts and commissions." You may describe the components of the sales load in a footnote to the table.

7. The Fund does not appear to have a minimum offering requirement. If not, please disclose, where appropriate, the risk that the Fund may be undercapitalized.

8. Please explain to us how the Fund will account for the offering expenses and sales load in its fee table and financial statements.

9. The Fund has granted the underwriters an overallotment option to purchase additional shares of common stock at the public offering price, less underwriting discounts and commissions (sales load). Please confirm that the Fund will receive all of the additional proceeds from any exercise of the overallotment option. Please explain whether any of the overallotment shares may come from the investors in the Legacy Finance Fund.

10. Does the Fund bear any expense, directly or indirectly (e.g., underwriting discounts, commissions (sales load), offering costs, or any other related expense), in connection with the proposed overallotment arrangement? If so, why is the Fund bearing such expenses? Are all such direct and indirect expenses included in the Fund's fee table with appropriate disclosure?

11. Please disclose any "other consideration" paid to the underwriters. See Instruction 2. to Item 1.1.g. of Form N-2.

12. Immediately after the pricing table, please include the following statement on the front cover: "Because you will pay a sales load of 7% and offering expenses of 1.5%, if you invest $100 in Fund shares, only $91.50 will actually be invested in the Fund. As a result, based on the current public offering price of $ ___, you would have to experience a total return on your investment of ____% to recover these expenses. See "Estimated Use of Proceeds," on page __.

13. Please add a statement to the paragraph immediately preceding the "Dealer Prospectus Delivery Objective" paragraph that the prospectus will be amended to reflect material changes

Prospectus Summary, *general*

1. In all of the Summary subsections, please include citations, including page numbers, to the more detailed discussions in the body of the prospectus.

2. We find the use of the adjective "Legacy," indicating, apparently, that the entities are both superseded and persisting, to be confusing. We suggest that the disclosure would be clearer if you, for example, referred to: the "Onshore Hedge Fund," or the "Feeder Hedge Fund;" the "Offshore Hedge Fund" or the "Master Hedge Fund;" and the "Acquired Portfolio."

BlueCrest Portfolio Acquisition, page 2

1. Please include risk disclosure, where appropriate, that the Fund's issuance of shares to the Legacy Finance Fund investors and its acquisition of the assets of the Legacy Master Fund will be made prior to its N-54A filing, which means that the protections and rights afforded investors by the 1940 Act may not apply with respect to the transactions occurring before the IPO.

2. Please provide more information about the operations and relationship of the Legacy Finance Fund and the Legacy Master Fund by clarifying the following issues.

a) Is the Legacy Finance Fund a domestic limited partnership and is the Legacy Master Fund an "offshore" (Cayman Island) corporation? Please explain their relationship.
b) Is the relationship of the Legacy Funds intended to accommodate the needs of U.S. tax exempt investors? If not what is the purpose of the arrangement?
c) Does the Legacy Master Fund also have foreign "feeders" to accommodate foreign investors and U.S. tax exempt investors?
d) Does the Legacy Finance Fund originate loans or does it transfer funds to the Legacy Master Fund, which originates the loans? If the Legacy Finance Fund actually originates loans, how long does it typically hold a loan before transferring it to the Legacy Master Fund? If the Legacy Master Fund originates the loans, is it subject to U.S. income tax on this business?
e) Do investors in the Legacy Finance Fund receive shares of the Legacy Master Fund?
f) In addition to the loans transferred to it by Legacy Finance Fund, what other investments are held by the Legacy Master Fund?
g) Who is the investment adviser to the Legacy Finance Fund and the Legacy Master Fund?
h) Was the wholly-owned Delaware subsidiary of the Legacy Master Fund created for the purposes of the Legacy Portfolio acquisition?
i) Will the subsidiary continue to exist as a subsidiary of the Fund or will it be liquidated into the Fund, which will then hold the securities comprising the Legacy Portfolio directly?

3. Please describe the relationship among: BlueCrest Capital Finance Advisors, L.P.; BlueCrest Capital Management LLP; and BlueCrest Capital Management (UK) LLP. What are the relationships of these companies with the Legacy Finance Fund and the Legacy Master Fund?

4. Please address the following issues with respect to the exchange of shares with the Legacy Finance Fund.

a) Who are the current owners of the Legacy Finance Fund?
b) Will any of the current owners receive cash for their shares of the Legacy Finance Fund?
c) Will any of the owners of the Legacy Finance Fund be participating in the private placement with a view to resell their shares, such that they may be deemed "underwriters," as defined in Section 2(a)(11) of the 1933 Act?
d) Will the Fund shares be issued to the Legacy Finance Fund owners in reliance upon Section 4(2) of the 1933 Act, Rule 506 of Regulation D, or another exemption from registration under the 1933 Act?
e) Is the closing of the private placement contingent upon the closing of the Fund's IPO?

5. The disclosure, on page 1, defines the "Legacy Portfolio" as "the investments held by the Legacy Finance Fund, together with the investments that we will acquire from the Legacy Master Fund." Please clarify the following issues.

a) Does the Legacy Finance Fund hold any assets, other than any loans it has originated for transfer to the Legacy Master Fund? If so, will these assets be acquired by the Fund or disposed of before the acquisition?
b) Please clarify whether any investments will be acquired directly from the Legacy Master Fund, as opposed to indirectly through purchase from, or acquisition of, the Legacy Master Fund's wholly-owned subsidiary.
c) What value is the Fund receiving for the shares it exchanges with the Legacy Finance Fund? It appears to us that the value of the Legacy Funds is in the assets held by the Legacy Master Fund and these are being purchased by the Fund with the Distribution Notes.

6 The sale of the Legacy Master Fund assets to the Fund is not arms-length and would not be permitted under section 57 of the 1940 after the filing of the Form N-54A. As the Fund is required to hold 70% of its assets in "eligible portfolio companies," as defined by Section 2(a)(46) of the 1940 Act, we presume the sale involves "level 3" loans and warrants issued by private companies for which there are no market prices or reliable valuations. Any gain on the sale of the assets transferred to the wholly-owned subsidiary of the Legacy Master Fund will benefit the Adviser of the Legacy Master Fund, in terms of capital gain incentive fees and/or carried interest payments. At a minimum, the adviser of the Legacy Master Fund appears to be an affiliated person of the adviser to the Fund. Please clarify the following issues with respect to the transfer of the Legacy Master Fund's assets.

a) Please provide us with copies of the determinations made by the Fund's Board in connection with the valuation of the Legacy Master Fund's assets purchased by the Fund.

b) Will the transfer to the wholly-owned subsidiary of the Legacy Master Fund occur before the acquisition of the Legacy Finance Fund? If it occurs after, will any of the investors in the Legacy Master Fund also be investors in the Fund.
c) Is the adviser of the Fund also the adviser of the Legacy Master Fund?
d) Assuming that the adviser of the Fund is an affiliated person of the adviser of the Legacy Master Fund, would the issuance and redemption of the Distribution Notes be compensation to the adviser of the Fund outside the advisory agreement.

7. The disclosure on page 2 states that "the debt investments included in the Legacy Portfolio had a weighted average annualized yield of approximately___% as of March 31, 2011." Please inform us how this yield was calculated.

About BlueCrest Advisors, page 3

1. The disclosure states that "since 1998, the members of our investment adviser's core investment team have invested or committed more than $1.2 billion in capital across 485 different transactions.." Who are the members of the "core investment team"? It appears that from 1998 to 2005, Mr. DeMars was employed by LINC Capital, Heller Financial, and then by GE Commercial Finance. It does not appear that all of the members of his team were with him during this entire period. Moreover, it cannot be substantiated that they were the one who originated the loans made by these three companies Accordingly, please delete, throughout the registration statement, the descriptions of the number and amount of the loans made by the "core investment team" from 1998 to 2005, i.e., before they managed the Legacy Funds.

2. Please inform us whether BlueCrest Advisors has completed the investment adviser registration process with the Commission under the Investment Advisers Act of 1940. If not, when will this process be completed?

3. In this section and on page 54, please clarify the meaning of the phrase "leverage the expertise and relationships developed by BlueCrest Capital Management LLP."

Strong Track Record of Investing in Venture Capital-Backed Companies, page 3

1. Were the Legacy Finance Fund and the Legacy Master Fund part of the Ritchie Capital Management, Ltd. Fund complex? Have Mr. DeMars and any of his team been named in any lawsuits against Ritchie Capital Management?

2. We believe that there is no basis for the inclusion of the prior performance of the Legacy Funds in the registration statement. The structure and strategies of the Legacy Funds appear to be materially different from those of the Fund's. From their creation in 2005 to the current time they have operated as a master/feeder structure. The Legacy Finance Fund appears to be an onshore hedge fund that makes loans for transfer to the Legacy Master Fund, which is a Cayman Island corporation. Investors in the

master/feeder structure are issued shares of the Legacy Master Fund. The business operations of the master/feeder are conducted through the Legacy Master Fund subject to the laws of the Cayman Islands. The master/feeder structure appears to be set up to accommodate offshore feeders. The master/feeder structure appears to be intended to meet the special requirements of foreign investors and U.S. tax-exempt entities. Please identify any no-action letters or other Commission or staff positions that you believe are authorities for permitting the presentation of the performance of the Legacy Funds in the Fund' registration statement. Otherwise, please delete any information about performance of the Legacy Funds wherever it appears throughout the prospectus.

3. The disclosure states that the Legacy Funds have achieved "a total composite internal rate of return, or IRR, of approximately 13.1%." Assuming that a prior performance presentation were permitted, it should only be calculated using the SEC-mandated average annual total return formula. Please delete all references to the Legacy Funds' "IRR."

<u>Seasoned and Cohesive Investment Team with Extensive Lending Experience, page 5</u>

Please disclose that most of this lending experience this "lending experience" was gained at LINC Capital, Heller Financial, GE Capital, and Ritchie Capital.

<u>Direct and Comprehensive Origination Sources including Strong Relationships with Established Venture Capital and Private Equity Firms, page 5</u>

Please delete all descriptions of, and references to, the number of loans and transactions before 2005 when the BlueCrest Advisors personnel were employees of LINC Capital, Heller Financial, and GE Commercial Finance.

<u>Attractive Investment Opportunities and Benefits from Venture Capital Trends, page 5</u>

Please define the term "venture lending."

<u>Our Investment Strategy, page 5</u>

The second sentence of the first paragraph states: "we intend to achieve our investment objective by constructing a diversified portfolio of senior secured loans across venture capital and private equity investors, industries, geographies and investment stages." We do not understand what the phrase "loans across venture capital and private equity investors" means. In any case, this sentence is contradicted by the following paragraph in the section and by the fact that the Fund is non-diversified. Accordingly, please delete this sentence.

Focus on Venture Capital Lending, page 5

Please delete all references to the number transactions done from 1998 to 2005, while the "core investment team" were members of larger groups of employees in companies, such as GE Capital. We also note that the numbers in this paragraph appear to be inconsistent with those on the previous page.

Market Size, page 7

What is "VentureOne Corporation"?

Risk Factors, page 9

1. Because of the importance of the risk disclosure, please move this section to page 3, immediately following the "Portfolio Acquisition" section.

2. We believe that the first bullet in this section should remind investors that, as stated on the cover and on page 29: "our investments are very risky and highly speculative."

3. Please disclose in this section that the loans in which the Fund invests will generally not be rated by any rating agency. If they were rated, they would be rated as below investment grade or "junk." Indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

4. Please disclose that shares of business development companies often trade below net asset value.

5. Please delete the first sentence in the fifth bullet. Compliance with the "regulations governing our operations as a business development company…" is not a risk. …

6. We suggest that you combine the two bullets stating that the Fund will "borrow money" and "use debt" and add the following or similar disclosure:

a) Because the Fund intends to borrow to make investments its cost of capital will be higher, its returns will be more volatile, and investors risk losing more than they have invested.
b) The Fund's adviser has an incentive to borrow, despite the risks, because the calculation of the base management fee on gross assets gives the Fund's adviser an incentive to leverage when it may be unwise to do so, or a corresponding incentive not to deleverage the Fund when it would otherwise be appropriate to do so.

7. Please revise the ninth bullet to clarify that the risk is that the Fund may not make any distributions.

8. Please revise the 13th bullet to state that "because our portfolio will lack diversification among portfolio companies we will be subject to a risk of significant loss…"

9. Please revise the 14th bullet to state that "because our portfolio will be concentrated in the technology, life sciences, and energy industries, it will be subject to significant loss if…"

10. Please disclose that any rise in general interest rates will result in an increase in the income incentive fees payable by the Fund to its adviser, without a corresponding increase in Fund performance relative to the market as a whole.

Operating and Regulatory Structure, page 10

1. In the phrase, "at least 70% of our gross assets in 'qualifying assets,'" please substitute "total" for "gross."

2. The disclosure states: "we may also borrow funds to make investments, including before we have fully invested the proceeds of this offering." Please disclose why the Fund would borrow before the offering proceeds are invested, including whether the Fund will borrow to pay off the notes. Please disclose that such borrowing may cause the Fund to incur higher capital costs and opportunity costs. Please also address conflict of interest that such borrowing raises, given that the Fund will pay, as disclosed in the next paragraph, an "annual base management fee based on our gross assets."

The Offering, page 11

1. At the time that the Fund files its N-54A, when it will be carrying the Distribution Notes on its balance sheet and before receiving the IPO proceeds, please inform us whether the Fund will be in compliance with the asset coverage requirements of Section 61(b) of the 1940 Act?

2. We note that, as described on page 25, "the Distribution Notes are repayable at any time, in whole or in part, at a price of 100% of their principal amount, plus accrued and unpaid interest to the date of repayment. Further, we must use the net cash proceeds from the issuance of any securities to repay the outstanding Distribution Notes at a price of 100% of their principal amount, plus accrued and unpaid interest to the date of repayment." Please address the following issues raised by this statement.

a) What party has the right to demand redemption and what are the risks and consequences of such a demand?
b) What Board findings were made in connection with the issuance of Distribution Notes with these terms?
c) If the Fund borrows in the same period that it pays an amount of the Distribution Notes and the Distribution Notes also have a lower interest rate than the current borrowing, how would this not amount to an impermissible benefit being conferred on the adviser or an affiliate of the adviser at the expense of the investors in the IPO.
d) Please disclose whether the Board has considered the fairness to the Fund of the fact that, due to rising interest rates, the Distribution Notes may be redeemed at a price of 100% of their principal

amount, plus accrued and unpaid interest, when the fair value of the Distribution Notes is less than their principal amount, plus accrued and unpaid interest. Please also address this issue by means of appropriate risk disclosure.

3. The "Distributions" paragraph, on page 11, states that …to extent that we have income available, we intend to distribute quarterly dividends…" The same paragraph then states that "any dividends to our stockholders will be declared out of assets legally available for distribution." Please clarify whether the Fund may pay distributions from the offering proceeds. If any "dividends" may be paid out assets legally available, but in excess of available earnings and profits, please clarify in the risk disclosure that the Fund may pay distributions that are simply a return of capital, net of the sales load and the offering and organization expenses. Please clarify that to the extent that such distributions are a return of capital, they are not dividends and are simply a return of the amounts that shareholders originally invested. Please also clarify that, although not currently taxable, such distributions will have the effect of lowering the shareholder's basis in the shares, which will result in higher tax liability when the shares are sold, even if they have not increased in value or have, in fact, lost value.

4. The "Distributions" paragraph, on page 12, and the "Underwriter" section, on page 112 disclose that "Credit Suisse Securities (USA) LLC in its sole discretion" may release any of the securities subject to the [180-day] lock-up agreements at any time without notice." Please disclose the risks to the Fund and the investors in the IPO from a shortened lock-up period. Will these possible detriments be considered by the underwriter in deciding to shorten the lock-up? Please disclose that paying off the Distribution Notes will have the same effect as shortening the lock-up period for the insiders.

5. Please include the following statement, from page 50 of the prospectus, in the "Distributions" paragraph on page 11-12: "our current intention is to make any distributions in additional shares of our common stock under our dividend reinvestment plan out of assets legally available therefore, unless you elect to receive your dividends and/or long-term capital gains distributions in cash."

Fees and Expenses, page 15

1. In the body of the fee table, please insert a parenthetical "(20% of income and realized capital gains") at the end of the line item "Incentive fees payable under our Investment Advisory Agreement and Administrative Agreement."

2. Please delete the line item "Acquired fund fees and expenses."

3. Please delete the parenthetical "estimated" following the line items "Other Expenses" and "Total annual expenses." They are not permitted or required by the Form N-2.

4. Please include in the fee table an estimate of the leverage costs that the Fund will incur during the coming year.

5. As the Fund accrues unrealized gains, it should also accrue the corresponding incentive fee on capital gains and include this amount for the period with the incentive fee on liquidated capital gains presented in the fee table. Please confirm to us that this amount corresponds to the amount presented in the financial statements.

6. Because the body of the fee table presents the base management fee as a percentage of net assets attributable to common stock, footnote (4) should also disclose the contractual 1.75% base management fee and explain that the difference indicates an effect of leveraging.

7. Footnote (4) states that the fee table reflects the base management fee calculated "as a percentage of our net assets." Net assets should be the average net assets for the year and not net assets at the end of the year and should reflect a reasonable estimate of the offering proceeds.

8. Footnote (4) discloses that the base management fee under the Investment Advisory Agreement is based on gross assets. Please explain to us how the calculation is made to present the fee as a percentage of net assets attributable to common stock.

9. In footnote (4) please clarify that it is anticipated that substantially all of the net proceeds of the offering will be invested "within six to twelve months from the consummation of the offering."

10. In the parenthetical in the last bullet in footnote (5), i.e., "(once the hurdle is reached and the catch-up is achieved, 20% of all pre-incentive fee investment income thereafter is allocated to BlueCrest Advisors)," please substitute the word "paid" for the word "allocated".

11. Please provide a cross reference in footnote (6) to the narrative section of the prospectus describing all material terms of the Distribution Notes.

12. In footnote (8) please disclose the maximum amount that the Fund may borrow or leverage.

13. We believe that it would be helpful to investors to include, by means of a footnote, a second example where the five percent return results entirely from net realized capital gains, so that the effect of the incentive fees is illustrated. The incentive fees are potentially significant and it is possibly misleading to totally ignore them because the example is premised on a return so low that the risks of investing in the Fund would not even be justified.

Our incentive fee may induce BlueCrest Advisors to pursue speculative investments and to use leverage when it may be unwise to do so, page 21

1. The disclosure states that "the incentive fee payable by us to our investment adviser also may induce our investment adviser to invest on our behalf in instruments that have a deferred interest feature, even if such deferred payments would not provide cash necessary to enable us to pay current distributions to our stockholders. The disclosure on page 81 clarifies that "pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt

instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Please disclose the following risks created by investing in original issue discount ("OID") instruments.

a) The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with them. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are not shared by the adviser, who collects and higher incentive fees and, in the case of payment-in-kind loans, higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund should any of these loans prove ultimately uncollectible.
b) OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;
c) OID instruments generally represent a significantly higher credit risk than coupon loans.
d) OID income received by the Fund may create uncertainty about the source of the Fund's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.
e) In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.
f) OID and market discount instruments create the risk of non-refundable cash payments to the advisor based on non-cash accruals that ultimately may not be realized.

2. With respect to the Legacy Portfolio, please disclose the expected percentage of the Fund's yield that will be attributable to OID and any expected unrealized capital gain attributable to market discount. Does the Fund have a policy with respect to investing in OID instruments?

3. The disclosure in this section also states that "the "catch-up" portion of the incentive fee may encourage our investment adviser to accelerate or defer interest payable by portfolio companies from one calendar quarter to another." Please explain to us why, if the advisor did engage in such income timing, it would not be a breach of its fiduciary duty to the Fund.

The Legacy Portfolio represents only a portion of the investments of the Legacy Funds and the performance of the investments in the Legacy Portfolio may not be indicative of our investment adviser's future performance in managing our overall portfolio, page 23

The disclosure, on page 23, states that "the investments comprising the Legacy Portfolio were selected in part as a result of their performance and risk characteristics." Please clarify this statement by addressing the following issues.
a) Please provide an audited schedule of investments disclosing the terms of the securities included in the Legacy Portfolio.

b) Who will select the assets in the Legacy Portfolio?
c) What are the selection criteria?
d) Why are some assets of the Legacy Master Fund appropriate for the Fund to acquire, but not others?
e) Please disclose any differences between the assets retained by the Legacy Master Fund and those transferred to its wholly-owned subsidiary for sale to the Fund, including any material difference in historical performance between them.
f) What percentage of the Legacy Master Fund assets will be acquired by the Fund?
g) What findings were made by the Fund's Board in connection with the selection of the Legacy Master Fund's assets for sale to the Fund?
h) Will the remaining assets of the Legacy Master Fund be leveraged at the same rate as the assets which the Fund is acquiring?
i) Is the interest rate on the debt the Fund will acquire in the acquisition the same as the interest rate on the debt the Fund does not acquire?
j) When will the Legacy Portfolio be transferred to the wholly-owned subsidiary?

<u>We will have broad discretion over the use of proceeds of this offering and will use proceeds in part to satisfy operating expenses, page 38.</u>

Please explain what is meant by the statement: "we…may use the net proceeds from this offering in ways with which you may not agree, or for purposes other than those contemplated at the time of this offering."

<u>Forward-Looking Statements and Projections, page 40</u>

The last sentence of this section states: "You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus and we assume no duty and do not undertake to update the forward-looking statements."   Please revise this statement to clarify that the Fund has a continuing obligation to update the prospectus during the offering period to reflect material changes.

<u>Underwriting, page 64</u>

The disclosure on page 65 states that the Fund's strategy will involve "diversifying across a wide variety of industries and technologies." Because the Fund is non-diversified, please substitute another term for "diversifying."

<u>Valuation Procedures, page 68</u>

With respect to the valuation of Fund "securities for which reliable market quotations are not readily available or for which the pricing source does not provide a valuation or methodology or provides a valuation or methodology that, in the judgment of our investment adviser or Board of Directors, does not represent fair value" please clarify the following issues.

a) Will the procedures discussed in this section be used to value the Legacy Portfolio? If not please explain why not.

b) Please clarify that "investment professionals responsible for the portfolio investment" are staff of the advisor.

c) Please clarify whether the Fund's Board will use a third-party pricing service to assist it with the valuation of every security that would be classified as "Level 2" and "Level 3" assets under FASB Accounting Standards Codification Topic 820 ("Topic 820").

d) Please identify the "nationally recognized third-party valuation firm" referred to in the disclosure.

e) Please inform us whether the Fund's Board will review, and approve in advance, the valuation methodology of the "nationally recognized third-party valuation firm" and whether the Board will review regularly the accuracy of its valuations. See Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

f) Please explain why it is not a conflict for the advisor, or any other firm that has a role in selecting the Fund's investments, to participate in the valuation of those investments.

g) Please provide us with a copy of the written valuation methodology that the Board will use. See Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

Portfolio Companies, page 70

With respect to every security in the Legacy Portfolio, please supplement the investment list with the following additional information.

a) State the interest rate, whether the interest is coupon or OID (including PIK elections) and, if OID, the percentage of the interest that is OID.

b) State whether each loan is considered to be performing, its settlement date, and whether the settlement date has ever been extended.

c) Will the fair value of every loan be separately determined? How will the fair value of every loan determined? Have the values of the loans been audited?

d) Please identify the auditing firm and the independent valuation firm participating in the selection process.

e) Disclosure elsewhere in the prospectus indicates that the fair value of the Legacy Portfolio loans was determined as of March 31, 2011 and that the determination that the Legacy Portfolio loans were performing was made as of December 31, 2010. Whether the Legacy Portfolio loans are performing is an essential criterion of their valuation. Accordingly, why was this determination not made at the time the Legacy Portfolio was valued? In addition, please state that these determinations will be made again as of the date that the Legacy Portfolio is acquired by the Fund.

Examples of Quarterly Incentive Fee Calculation, page 83

This section illustrates the calculation of the incentive fees. We suggest that the Fund provide similar examples in its periodic reports to shareholders to show the calculation of the incentive fees actually paid for the period.

General

1. Please furnish us with a representation that the Fund will disclose estimates of the tax characteristics of its distributions in its quarterly reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the Fund's distributions in its periodic reports will alert shareholders to potential year-end tax consequences.

2. Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund's securities have filed or will file the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

3. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

4. Please inform us whether FINRA has reviewed the underwriting terms and arrangements of the offering.

5. We note that the registration statement did not include a cover letter. Please include a cover letter in future filings.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the 1933 Act. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions about these comments, please call me at 202-551-6943.

Very truly,

James E. O'Connor
Attorney/Advisor